Via Edgar

September 14, 2012

Mr. Martin James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:                             KEMET Corporation

Form 10-K for the Fiscal Year Ended March 31, 2012

Filed May 18, 2012

File No. 1-15491

Dear Mr. James:

KEMET Corporation (“KEMET”) has received your letter dated August 16, 2012 (the “Comment Letter”), setting forth the comments of the accounting staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above subject.  KEMET respectfully notes that in a telephone conversation on August 21, 2012 Ms. Kate Tillan granted an extension of time until September 14, 2012 for responding to the Comment Letter.  We have addressed below the Staff’s comments set forth in the Comment Letter.  For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 8. Financial Statements and Supplementary Data

Note 5. Acquisitions, page 101

1.  With respect to your purchase of Blue Powder in February of 2012, please tell us the terms of your obligation to pay a royalty to the former shareholders of Blue Powder. Discuss why you are accounting for the royalty payments as part of the consideration for the acquisition.

Response:

On February 21, 2012, KEMET acquired all of the outstanding shares of Niotan Incorporated, whose name was subsequently changed to KEMET Blue Powder Corporation (“Blue Powder”), a leading manufacturer of tantalum powders, from an affiliate of Denham Capital Management LP (the “Seller”).  Under the stock purchase agreement, following the closing date KEMET is obligated to pay the Seller an additional $10 million, payable quarterly based on the amount of tantalum powder produced by KEMET or its affiliates in a given quarter utilizing the business acquired from the Seller. If KEMET has not paid the Seller an aggregate amount equal to the $10 million by December 31, 2014, the balance is payable to the Seller at that time.

KEMET notes that the additional $10 million to be paid to the Seller was agreed upon by the parties in connection with the final negotiation of the purchase price for the acquisition. From a cash flow stand point KEMET wanted to defer payment of the $10 million as long as possible. Therefore, the parties agreed to tie the timing of the $10 million payment to actual production of the product, and referred to the additional payment as a “royalty” to be paid on a per pound basis until December 31, 2014 at which time the remaining amount would be due.  The royalty payment is made to the sole shareholder and was negotiated in order to bring the price that KEMET was willing to pay closer to the amount the Seller required in consideration of the deferral of a portion of the payments.  The total amount of the payment ($10 million) is not contingent on any future event or transaction.

Accounting Standards Codification (“ASC”) 805-10-55-25 describes factors to consider when it is not clear whether an arrangement for payments to employees or selling shareholders is part of the exchange for the acquiree or is a transaction separate from the business combination.  The royalty payments are part of the consideration paid for Blue Powder as the amounts are paid to the single selling shareholder who has no continuing involvement, there are no differential in payments (payments are only to one shareholder), no payments will be made to any employees and this amount was negotiated as part of the purchase price.  In addition, KEMET does not consider these payments to be royalty expense since KEMET purchased the technology as part of the acquisition.  Typically royalty expense relates to the ongoing right to use an asset, but in this case KEMET acquired the right to use the technology since KEMET purchased all of Blue Powder’s assets.  The royalty obligation was agreed upon during the negotiation process to purchase Blue Powder and allowed KEMET to defer a portion of the consideration paid for Blue Powder.  Accordingly, at the date of acquisition, KEMET included the fair value of the royalty obligation as part of the consideration paid for Blue Powder.

Note 15. Commitments and Contingencies, page 129

2.  With respect to your agreements to purchase 51% of the common stock of NT, please provide your analysis in determining to account for NT under the equity method. Please also discuss your accounting for the put options under the option agreement.

Response:

KEMET Electronics Corporation (“KEC”), a wholly owned subsidiary of KEMET, entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) to initially acquire a 34% economic interest (51% of the common stock) of NEC Tokin Corporation (“NT”) from NEC Corporation (“NEC”) of Japan. As noted in more detail below there are two call options whereby KEC can increase its ownership.  Exercise of the first call option could result in an economic interest of 49% (while maintaining KEMET’s 51% ownership of NT’s common stock).  The second call option allows KEC to purchase all outstanding capital stock of NT.

As discussed in more detail below, management determined that NT is a VIE, and KEC, is not the primary beneficiary of NT and therefore KEC will not consolidate NT.  In reaching that conclusion management determined that KEC does not have a related party or defacto agent relationship with NEC or NEC Capital Solutions Limited (“NECAP”) who will be NT’s other equity holders.

VIE Status

ASC 810-10-15-14 provides three circumstances under which a legal entity shall be considered a variable interest entity (“VIE”).  We noted the following three scenarios within the agreements with NEC that would independently cause us to conclude that NT is a VIE:

A. ASC 810-10-15-14(b)(2) - NEC is partially protected from losses due to a put option described in the Option Agreement (defined below)

B. ASC 810-10-15-14(a) and (b)(2) - KEC is partially protected from loss through the battery reserve indemnity described in the Stock Purchase Agreement (defined below)

C. ASC 810-10-15-14(b)(3) - NEC’s profits are capped due to the first and second call options under the Option Agreement

Pursuant to ASC 810-10-15-14(b)(2), a legal entity is considered a VIE if, as a group, the holders of the equity investment at risk lack the obligation to absorb the “expected losses” of the legal entity. The investor or investors do not have this obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the legal entity itself or by other parties involved with the legal entity.

Furthermore, under ASC 810-10-15-14(b)(3), a legal entity will be considered a VIE if, as a group, the holders of the equity investment at risk lack the right to receive the expected residual returns of the legal entity.

A.            Following the closing of the Stock Purchase Agreement, NT will have three equity holders: KEC, NEC and NECAP.  Pursuant to the Option Agreement, dated as of March 12, 2012 (the “Option Agreement”), by and among NEC and KEC, NEC, as equity holder of NT, is partially protected from losses due to the put option described in the Option Agreement.  The Option Agreement states that NEC shall have the right during the period beginning August 1, 2014 and continuing to May 31, 2018 to require KEC to purchase all of the shares of NT then held by NEC and NECAP.  During the period from August 1, 2014 through

April 1, 2016, NEC may exercise the put option only if NT’s LTM EBITDA (as defined in the Option Agreement) exceeds $50.0 million.

The purchase price under the Option Agreement is not at fair value but is based on the greater of (a) six times LTM EBITDA less previous payments made by KEC upon closing and upon exercise of the first option (if applicable) and certain other adjustments, or (b) the outstanding amount of NT’s debt obligation to NEC as of the date the put option is exercised less the amount of NT’s debt obligation to NEC which KEC will assume. As the put option is not at fair value, it limits NEC’s losses.

Accordingly, as NEC is partially protected from losses, NT will be considered a VIE under ASC 810-10-15-14(b)(2) since its group of holders of the equity investment at risk lacks the obligation to absorb the expected losses of NT through their equity investment at risk.

B.            KEC is partially protected from loss through the battery reserve described in the Stock Purchase Agreement.  The Stock Purchase Agreement provides special indemnification provisions for certain claims against NT relating to its former battery business, by which NEC is obligated to indemnify NT in full for all losses and expenses relating to such claims, to the extent the losses and expenses exceed the total of (1) payments under such claims already disclosed in NT’s financial statements or disclosed in the schedules to the Stock Purchase Agreement, and (2) pre-closing payments and legal expenses made pursuant to settlement agreements disclosed in the schedules to the Stock Purchase Agreement. NEC’s obligation to absorb battery claim losses is a form of non-equity subordinated financial support and not an allocation among equity classes as it could require payment by NEC.

Accordingly, as NEC’s obligation to absorb battery claim losses is a form of non-equity subordinated financial support, NT will be considered a VIE under ASC 810-10-15-14(a).  In addition, as KEC is partially protected from losses, NT will be considered a VIE under ASC 810-10-15-14(b)(2) since its group of equity holders lacks the obligation to absorb the expected losses of NT through their equity investment at risk.

C.            Pursuant to the Option Agreement, a first call option is effective between the initial closing and August 31, 2014 and it allows KEC to purchase additional shares of NT common stock for a purchase price of $50.0 million, the exercise of which would result in KEMET’s total economic interest being approximately 49% (while maintaining KEMET’s 51% ownership of NT’s common stock).  A second call option is exercisable after the exercise of the first call option until May 31, 2018.  Under the second call option KEC may purchase all outstanding capital stock of NT, for a purchase price equal to the greater of (1) six times LTM EBITDA less the previous payments made by KEMET upon the initial closing and upon exercise of the first option and certain other adjustments, or (2) the outstanding amount of NT’s debt obligation to NEC.

Accordingly, the call options operate to cap NEC’s future profits related to its equity investment in NT, and thus NT would be considered a VIE under ASC 810-10-15-14(b)(3).

VIE Primary Beneficiary Determination

Under ASC 810-10-25-38, a reporting entity must consolidate a VIE if it has a variable interest (or combination of variable interests) that provides the reporting entity with a controlling financial interest in the VIE, in which case the reporting entity is considered the “primary beneficiary” of the VIE.  Determination of the primary beneficiary includes an assessment of the reporting entity’s variable interest(s) and other involvements, including involvement of related parties and de facto agents. Under ASC 810-10-25-38A, a reporting entity is deemed to have a controlling financial interest in a VIE if it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. ASC 810-10-25-38D in turn provides that if power to direct the activities of a VIE is shared among multiple unrelated parties such that no one party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance then no party is the primary beneficiary.

Related Party or Defacto Agent Analysis

In order to utilize the guidance under ASC 810-10-25-38D KEMET first determined that it was not a related party with NEC or NECAP by evaluating the guidance under ASC 810-10-25-43 and ASC 850-10-20.  KEMET concluded KEC does not meet the definition of a related party since it does not meet any of the requirements listed under ASC 850-10-20.

In addition, KEMET also concluded that neither KEC nor NEC meets the definition of a defacto agent since KEC and NEC have mutual transfer restrictions under the Stockholders’ Agreement dated as of March 12, 2012 by and among KEC, NEC and NT (the “Stockholders’ Agreement”).

Analysis of ASC 810-10-25-38D

At the closing of the transaction, KEC will hold four of seven NT director positions. However, as discussed in detail below, all significant NT decisions are shared by both NEC and KEC therefore neither party is the primary beneficiary.

The Stockholders’ Agreement states “The NT board of directors shall make decisions regarding the business and affairs of NT by at least a majority vote, subject to a stockholders’ vote in accordance with the Companies Act of Japan in the case of actions required by Japanese law, the Articles of Incorporation or the Stockholders’ Agreement.  However, NT is not authorized to take such action necessary to complete, to execute or deliver documents in respect of, or to otherwise obligate itself or its subsidiaries for activities that most significantly impact NT’s performance, each of which shall require the approval of at least one director nominated by NEC and one director nominated by KEC.”

In addition to the general language in the prior paragraph, the Stockholders’ Agreement enumerates specific decisions which require the approval of at least one director nominated by NEC and one director nominated by KEC.  In addition, pursuant to the Companies Act of Japan, many decisions require 67% stockholder approval; KEC does not have 67% of the voting rights.  Management believes these two provisions cover, in the aggregate, all significant NT decisions.

Since KEC cannot unilaterally make any of the decisions that most significantly impact NT’s performance, KEC does not have the power to direct NEC’s activities.

The Put Option

Under the Option Agreement, beginning August 1, 2014 through May 31, 2018, NEC may require KEMET to purchase all outstanding capital stock of NT, however, NEC may only exercise this right (the “Put Option”) from August 1, 2014 through April 1, 2016 if NT’s trailing LTM EBITDA exceeds $50.0 million.  While KEMET does not need to account for the Put Option until the closing of the Stock Purchase Agreement, which is expected to occur in the third quarter of fiscal year 2013, the following is a description of how KEMET intends to account for the Put Option.

The Company analyzed the Put Option and concluded the following:

•                  The Put Option does not meet the definition of a “derivative instrument” pursuant to ASC 815-10-15-83 principally because it cannot be settled net by any of the means prescribed by ASC 815-10-15-83c; and

•                  The Put Option is not subject to the accounting requirements of ASC 480, Distinguishing Liabilities from Equity, because the Put Option relates to additional shares of an equity method investee (see above) and, accordingly, does not relate to the issuer’s (i.e. KEMET’s) equity shares as required by ASC 480-10-25-8.

Accordingly, KEC intends to account for the Put Option by recording it at fair value (if any) at the date of issuance (with adjustment to the initial carrying value of KEC’s equity method investment in NT) and by subsequently accounting for it at fair value pursuant to ASC 815-10-S99-4, which codifies the SEC’s longstanding position that “written options should be reported at fair value [initially] and subsequently marked to fair value through earnings.”

In connection with KEMET’s responses to the Comment Letter, KEMET acknowledges that:

•                  KEMET is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  KEMET may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

KEMET believes that the foregoing is responsive to the comments and questions raised by the Staff in the Comment Letter. If you have any further questions or require additional information please contact the undersigned at 864-963-6484 or williamlowe@kemet.com.

Sincerely,

/s/ William M. Lowe, Jr.
William M. Lowe, Jr.
Executive Vice President and
Chief Financial Officer